Exhibit 99.18

Code of Conduct & Ethics Policy

Approved by the board on

November 6, 2020

Rebranded on February 16, 2021

Summary:

This Policy is a statement of the key principles and expectations that guide the conduct of anyone who works for, or does business with, Perpetua Resources Corp.

Our commitment to uphold the principles of ethical and honest business conduct is based on our values, which are fundamental to defining who we are as a Corporation and how we behave.

Our values include compliance with health and safety regulations, dignity and respect at both the individual and corporate level, promoting sustainable growth and environmental responsibility, having a strong corporate social responsibility to the communities in which we invest, transparency through open and honest communication and accountability at all levels, and continuous improvement of operational practices.

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OUR CORE VALUES

We at Perpetua Resources are committed to a set of core values that pervade every aspect of our organization; in fact, they are part of our organizational DNA. These core values influence all our actions, our decisions and our relationships and can be summarized as follows:

•	Safety

The health and safety of our employees, contractors working for us and the public is of the utmost importance.

•	Environmental Responsibility

We go above and beyond what is required; we find practical solutions to manage growth, while protecting and enhancing the natural environment.

•	Community Involvement

As proud members of the community, we actively strive to serve the community’s needs, and to collectively enhance prosperity and well-being.

•	Transparency

We fulfill our commitments in an open and transparent manner. We aim to be accurate, consistent and straightforward in all information delivered to our stakeholders.

•	Accountability

As part of our corporate governance, we ensure that accountability guides all our actions, decisions, conduct and reporting.

•	Integrity & Performance

We hold ourselves to high moral standards and strive to fulfill our commitments in an effective and sustainable manner.

This Code of Conduct aims to summarize how we will deliver on these commitments and live up to the high expectations we have set for ourselves. The Code of Conduct has been significantly updated to accommodate and incorporate the individual policies that have been adopted by Perpetua Resources over the past several years, and now the Code of Conduct acts as an overarching statement of principles, and directs the reader to the individual policies that address particular subjects in more detail.

We expect all of our employees, officers and directors to abide by this Code of Conduct and the underlying polices adopted by Perpetua Resources – this is the foundation that the Corporation is built upon and is the recipe for success in our endeavours. Our employees and directors are our ambassadors to the communities in which we work and your example is how we will be measured, so please take the time to read and understand not only the words written in our policies, but the fundamental principles behind them, and then live up to them and ensure that your colleagues at Perpetua Resources do so too.

By living up to the Code of Conduct that is set out herein, and following our policies, we will create a respected and successful organization that we can all be proud of.

Laurel Sayer, President & CEO

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PART 1. INTRODUCTION

Our Expectations

This Code of Business Conduct and Ethics (“Code”) is a statement of the key principles and expectations that guide the conduct of anyone who works for, or does business with, Perpetua Resources Corp. (“Perpetua Resources” or the “Corporation”).

Our Values

Our commitment to uphold the principles of ethical and honest business conduct is based on our values, which are fundamental to defining who we are as a company and how we behave.

Our values include compliance with health and safety regulations, dignity and respect at both the individual and corporate level, promoting sustainable growth and environmental responsibility, having a strong corporate social responsibility to the communities in which we invest, transparency through open and honest communication and accountability at all levels, and continuous improvement of operational practices.

Who Must Follow the Code

All employees, as well as Perpetua Resources Board of Directors (collectively “Employees”), are required to know and follow the Code.

All third parties working for and on behalf of Perpetua Resources, including but not limited to suppliers, contractors, consultants, agents, brokers, customers, donation or sponsorship beneficiaries, and their respective subcontractors, etc. (collectively “Third Parties”), are also expected to comply with our Code.

Awareness, Training & Sign-off

All Employees must carefully review and become familiar with the Code as well as confirm, either electronically or by signing an acknowledgement, that they understand and agree to follow the Code. Employees may be required from time to time to participate in mandatory trainings on the Code and re-affirm their understanding of it.

Accountabilities of Managers and Supervisors

Perpetua Resources holds its managers and supervisors to the highest ethical standards and expects them to lead by example and help to create a culture of trust that encourages raising questions and concerns.

Managers and supervisors are accountable for ensuring that the Employees who report to them understand and follow the Code, as well as all other rules, regulations, laws and Perpetua Resources internal rules and policies applicable to their jobs.

Managers and supervisors should always be available to provide advice to their Employees on matters regarding the Code or to ensure assistance is provided by a more senior manager or the Compliance Officer, as required.

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Compliance Officer

The Perpetua Resources Board of Directors has appointed a Compliance Officer (Darren Morgans) who is accountable for:

•	Providing guidance to Employees and other stakeholders who raise questions or concerns about ethics and compliance matters, as well as adequate means for raising questions and concerns;

•	Monitoring, facilitating or assisting in the investigation of reported violations or issues related to a potential violation of the Code; and

•	Administering the Code and monitoring compliance with its provisions.

The Compliance Officer may be assisted in performing her duties by designated Employee(s) in each country where we operate.

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PART 2: SPEAK UP AND REPORTING

Duty to Report

Perpetua Resources promotes an open and positive work environment and encourages all Employees to address any questions regarding the best course of action in a particular situation or raise concerns about a potential violation of our Code, any internal policy or the law.

As an Employee of Perpetua Resources, it is your duty to report, in good faith and on a timely basis, any such violation, as well as to help identify any potential issues before they lead to Code violations.

Employees should refer to the Corporation’s Whistleblower Policy for more information on reporting compliance issues.

Reportable Violations

Reportable violations include, but are not limited to:

•	Health, safety and environmental concerns;

•	Discrimination or harassment;

•	Conflicts of interest;

•	Fraud;

•	Bribery;

•	Questionable accounting, internal controls and auditing matters;

•	Omission or misrepresentation in Perpetua Resources public disclosure documents; and

•	Any other non-compliance with this Code, other Corporation policies and the law.

Knowing about any potential violation and failing to report it promptly is itself a violation of the Corporation’s Code.

Role of the Manager in the “Speak Up” Process

If you are a manager or supervisor, you are accountable for supporting our “Speak Up” Process. You should always:

•	Listen carefully;

•	Remain neutral;

•	Treat reports confidentially;

•	Deal with the matter in a diligent and professional manner; and

•	If necessary, refer the matter to a more senior manager or to the Compliance Officer.

How to Make a Report

Making a report is easy and can be done through one of the following three channels:

1)	Report to your immediate supervisor, if you are an Employee, or to your person of contact within the Corporation if you are a Third Party. Where a satisfactory response is not received, or if you are uncomfortable addressing your concerns to your supervisor, you may contact any executive officer.

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2)	Where a satisfactory response is not received, or if you are uncomfortable addressing your concerns to an executive officer of the Corporation, we invite you to put your concerns in writing and forward them by fax, mail or hand delivery to:

The Independent Lead Director of the Board of Perpetua Resources Corp.

"To be opened by the Independent Lead Director only"

Miller Thomson LLP
Pacific Centre, 400 – 725 Granville Street
Vancouver, British Columbia  V7Y 1G5
Direct Line: +1 604.643.1220
Fax: +1 604.643.1200

Miller Thomson LLP (Perpetua Resources legal counsel) will promptly forward, unread, any correspondence addressed in this manner to the Board Chair. If you would like to discuss any matter with the Board, you must indicate this in your submission and include a telephone number where you can be contacted if the Board deems it appropriate.

3)	Alternatively, all incidents or concerns can be reported to the Chair of the Board and the Chair of the Audit Committee confidentially and anonymously through WhistleBlower Security:

(a)    by North America Toll free phone: 1.866.921.6714

or

(b)	Through the WhistleBlower website:

www.whistleblowersecurity.com

What You Can Expect When Making a Report

Attention & Professionalism: All reports received will be taken seriously and dealt with thoroughly and in good faith.

Anonymity & Confidentiality: The reports will be treated confidentially, to the extent permitted by law, and all efforts will be made to keep the identity of the reporter confidential beyond those directly involved in the initial assessment or the investigation of the case.

Non-Retaliation: The Corporation will not allow any form of retaliation which could include, but is not limited to, demotion, transfer, termination, threat or harm, against any Employee or a Third Party who reports a violation in good faith or assists in an investigation. Any act of retaliation should be reported immediately.

Based on the subject matter and the severity of the reported violation, the Perpetua Resources Board of Directors and external investigators may be involved in the investigation process.

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PART 3: BUSINESS CONDUCT AND ETHICS REQUIREMENTS

SECTION 1: COMPLIANCE WITH LAWS

All Employees are accountable for knowing and complying with the laws and regulations, applicable to their job, in each country where we operate.

This Code and other Corporation documents, such as policies, standards and procedures, are in addition to and do not substitute for laws and regulations applicable to the Corporation. Employees are responsible for educating themselves on the laws and regulations that govern their work and ask for advice from their manager or supervisor if the requirements of the law are not clear.

Violating the laws of any of the countries where we do business may lead to both liability for the Corporation as well as disciplinary measures, and civil or criminal liability for the Employees involved.

SECTION 2: SUSTAINABLE DEVELOPMENT

Sustainability begins with the way we think, the way we behave as individuals and as a Corporation, and the way we operate. Sustainable development means that all stakeholders benefit from resources being developed in a way that provides lasting and positive value.

We achieve sustainability by fostering creativity and innovation throughout the development process and seeking collaboration with all stakeholders.

Our goal is to demonstrate excellence in health and safety, respect for human rights, environmental stewardship, community engagement and development, and government relations across all stages of our business.

Community Partnership

Wherever we operate, we look to cooperate and collaborate with local stakeholders to ensure that our presence has a positive impact and that we contribute to the sustainable development of the local community and region.

Many of our Employees and Third Parties are active members of our communities and, as such, are expected to behave accordingly, with respect and dignity toward other community members.

Our investments and partnerships with local communities are primarily focused on sustainable development initiatives in the areas of education, social services, health, arts and culture and infrastructure.

We encourage our Employees to volunteer time, expertise and services to assist with our community initiatives.

Health & Safety

We are committed to ensuring that everyone working at our operations returns home safe and healthy every day. We will provide the necessary resources to build a safe and healthy working environment. We do this by creating an interdependent health and safety culture. All incidents are preventable and we have and will continue to establish policies and standards that guide behaviour and actions in the workplace to help identify and manage workplace hazards and risks.

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We expect Employees to know and understand their accountability to protect their own, and everyone else’s, health and safety. We design and implement training programs to ensure all Employees are competent to perform their work safely.

To help the Corporation achieve its health and safety goals, you must:

•	Be aware of, and understand, all health and safety protocols and requirements related to your position;

•	Be appropriately trained and competent to carry out the tasks assigned to you;

•	Follow Perpetua Resources safety programs, policies and procedures, which exist to protect your life and those of your colleagues;

•	Demonstrate leadership by advising or stopping co-workers if they are working in an unsafe manner;

•	Identify all hazards and take appropriate action to reduce and eliminate them; and

•	Report all incidents and participate actively in incident investigations, so we can learn from, and avoid, similar situations in the future.

See Perpetua Resources ESG Policy for additional information on the Corporation’s Health and Safety policies.

Environmental Responsibility

We are committed to using sound science and innovative operational practices to minimize our environmental impact throughout the life cycle of our presence at the sites where we work. We are also committed to understanding the environmental context where we operate so that we can protect valued ecosystem components, biodiversity and minimize our impact on the environment.

To achieve our environmental goals, we must:

•	Perform our work in a way that avoids environmental pollution and incidents that lead to negative environmental impacts;

•	Minimize the impact our business has on the environment by conserving resources, such as energy, fuel consumption, water, consumables and materials, and minimizing waste;

•	Monitor our impact on the environment and identify ways of mitigating adverse impacts as well as opportunities for environmental improvement; and

•	Report our environmental performance in a transparent manner and work with stakeholders to further improve the environment.

See Perpetua Resources ESG Policy for additional information.

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SECTION 3: WORK ENVIRONMENT

Mutual Respect

We strive to foster an environment of dignity and respect, in keeping with our values, where Employees are required to treat each other, and all members of the communities in which we operate, with professional courtesy and respect at all times.

Equal Opportunity

Perpetua Resources strongly supports the principle that all individuals must have an equal opportunity to participate in our business and to develop their full potential within it.

Perpetua Resources will not tolerate any discrimination against any Employee because of race, religion, colour, gender, sexual orientation, national or ethnic origin, age or physical ability (provided the person can safely carry out the role and responsibilities associated with the position, unless the local legislation sets out specific restrictions for certain positions or the demands of the position are prohibitive).

All Employees and job candidates will be treated with equality, based on their qualifications, performance and ability, in all matters, including recruitment, employment, promotion, transfer, termination, rates of pay and training.

Employees should refer to the Corporation’s Diversity Policy for more information on this matter.

Non-Harassment

The Corporation is committed to providing a work environment that enables all our Employees to pursue their careers free from harassment.

Any verbal or physical conduct which might be construed as sexual in nature is strictly prohibited. Such conduct may constitute sexual harassment and may be the basis for legal action against the offending Employee and / or the Corporation.

Alcohol and Substance Abuse

Perpetua Resources has a “zero tolerance” policy for illegal drug use, alcohol abuse, drinking and driving, or other substance abuse on the job or which otherwise affects job performance. Substance abuse, including alcohol abuse, and illegal drug use on the job or which affects job performance is strictly prohibited. Any employee possessing or drinking alcohol or in the possession of non-prescription, performance altering or illicit drugs, including any narcotic, or found taking, providing, selling or trading illicit drugs will be removed from the project site immediately and their employment will be terminated and the appropriate law enforcement agency will be contacted.

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SECTION 4: ANTI-BRIBERY AND ANTI-CORRUPTION

All of Perpetua Resources relationships, including those with shareholders, customers, suppliers, governments, regulators, professional service providers and others, should be based on honesty and integrity.

Employees should refer to the Corporation’s Anti-Bribery and Anti-Corruption Policy for further details on this matter.

Canada and the United States have passed strict laws against various forms of bribery and corruption. The Corporation, its Employees and anyone acting on its behalf is subject to both these countries’ laws.

Employees must never engage in, or condone, corrupt practices including offering, giving, receiving or soliciting, directly or indirectly, anything of value to improperly influence the actions of another party.

Dealing with Public Officials

Anti-bribery and anti-corruption laws and, in particular the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act, strictly prohibits offering, promising, paying or authorizing the payment, or providing anything of value, directly or indirectly, to a Public Official to secure an improper business advantage.

“Public Official” means:

•	any person holding a legislative, administrative or judicial office of a country, government, state, province or municipality, whether appointed or elected;

•	any person exercising a public function for a country, government, state, province or municipality, including for a government agency, board, commission, corporation or other body or authority;

•	any official or agent of a public international organization (such as the United Nations, the World Bank, or the International Monetary Fund); or

•	any political party or official of a political party or a candidate for public office.

“Anything of Value” means:

•	Cash and non-cash benefits, such as gifts, favours, employment, excessive hospitality or directing business to a particular individual or company.

Even inexpensive gifts are subject to anti-bribery and anti-corruption laws. If you are not sure, check with your manager or supervisor.

Typical Examples of “Business Advantage” include:

•	Securing a permit;

•	Securing a contract, renewing an existing one or securing favourable contract terms;

•	Influencing a Public Official to take or omit an action in violation of his/her lawful duty; or

•	Winning a public tender or property over a competitor’s superior bid.

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Commercial Bribery

Corrupt practices among Employees and Third Parties are also a serious violation of our Code.

Commercial bribery involves situations where an Employee or a Third Party engages in arrangements to provide an unwarranted advantage to another party in exchange for a personal benefit (e.g., kickback, supply of goods for personal use, favours, lavish gifts and/or entertainment, etc.) either by mutual agreement with the Third Party or through extortion.

Consequences of Bribery

Bribery, or even the appearance of such, will damage Perpetua Resources reputation. The penalties for violating anti-corruption laws can be severe and could include significant individual and corporate fines, including imprisonment, or even the forfeiture of critical mining, exploration or operating licenses and permits.

SECTION 5: CONFLICTS OF INTEREST

All business decisions within Perpetua Resources must be made solely on the basis of sound business judgment.

Employees have an obligation to act, at all times, in the best interest of our Corporation, free from the influence of personal considerations or relationships.

Employees are expected to avoid situations where their personal or private interest could conflict with, or even appear to conflict with, the interests of Perpetua Resources.

Situations With Greater Risk Of Conflict Of Interest

Certain situations create greater opportunity for a real or potential conflict of interest. Employees should be aware and act with caution if any such situation arises.

•	Competing Activities

Employees should not compete with the Corporation or take personal advantage of opportunities that are discovered through the use of the Corporation’s property, information or position, when these opportunities could be of interest to Perpetua Resources.

•	Personal Financial Interest

Employees should avoid situations where their private financial interests might influence their decisions or actions at Perpetua Resources.

•	Outside Activities

Employees should not engage in outside activities that can impair the effective performances of their duties at the Corporation.

•	Family and Personal Relationships at Work

Employees should not hire, supervise or have direct involvement in any business decision affecting members of their family. Employees must ensure that those with whom they have a family relationship are reasonably separated from their scope of influence at work, especially in the areas of job promotions, evaluations and compensation.

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•	Dealing with Suppliers

Perpetua Resources is a valuable customer for many suppliers of goods, services and facilities. Employees should ensure that all their decisions when dealing with suppliers are made exclusively on the basis of price, quality, service and suitability to the Corporation’s needs.

Disclosing a Potential Conflict of Interest

Situations involving potential conflicts of interest are not uncommon in our business and do not always represent a violation of our Code.

Employees who have, or become aware of, a real or potential conflict of interest should seek advice regarding the situation from a manager or supervisor and disclose the conflict of interest or potential conflict using the established disclosure process.

SECTION 6: GIFTS, ENTERTAINMENT AND HOSPITALITY

Gifts, entertainment and hospitality can play an important role in building business relationships. However, depending on their value and nature, they can also be considered a bribe or create a conflict of interest.

ALLOWED

If not prohibited by any Perpetua Resources policies, you may give or receive unsolicited non-cash gifts or entertainment provided they are:

•	of nominal value, for gifts, and reasonable cost, for entertainment or hospitality, which shall be determined in each country where the Corporation does business;

•	infrequent and appropriate;

•	consistent with all Federal regulations and guidelines;

•	consistent with all appropriate and applicable rules for elected officials;

•	customary for the industry and common business practice; and

•	arise out of the ordinary course of business and help build or maintain good business relationships.

PROHIBITED

Strictly prohibited is:

•	asking for a gift, entertainment or hospitality from a Third Party; or

•	accepting from, or giving a gift of cash or cash equivalent (such as vouchers, pre-paid credits cards, gift cards, etc.) to, a Third Party.

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Notify and Seek Approval

You should always:

•	notify management if you have been offered a gift which does not meet any of the requirements above;

•	obtain management approval before offering other than a gift of nominal value, modest entertainment or hospitality;

•	obtain advice and approval from the Compliance Officer before giving or offering a gift, entertainment or hospitality to a Public Official; and

•	ensure that all gifts, entertainment and hospitality are properly and accurately recorded in the Corporation’s books.

SECTION 7: ANTI-FRAUD

Perpetua Resources will not tolerate any fraudulent activity and expects Employees to take reasonable steps to prevent the occurrence of fraud and to report any activity suspected to be fraudulent.

Fraud is an intentional act or omission designed to mislead Perpetua Resources, or another person or organization, to obtain an improper financial benefit or to avoid an obligation. Some common fraudulent activities can include falsifying financial or operational records, misrepresentation of financial and operational results, or engaging in fraudulent relationships with Third Parties, such as accepting kickbacks, and misappropriating Perpetua Resources assets, including both tangible and intangible assets.

SECTION 8: ANTI-COMPETITIVE PRACTICES & ANTI-MONEY LAUNDERING

Anti-Competitive Practices

We firmly believe that fair competition is fundamental to the continuation of the free enterprise system and economic development. We comply with, and support, laws of all countries which prohibit restraints on trade, unfair practices or abuse of economic power.

Our Employees must use caution when interacting with the Corporation’s competitors and must not discuss the prices and other terms of the Corporation’s contracts or gain information from competitors on these topics.

Anti-Money Laundering

Perpetua Resources is committed to comply fully with applicable anti-money laundering laws. We will only conduct business with reputable suppliers and customers who are involved in legitimate business activities and whose funds are derived from legitimate sources. You must take reasonable steps to protect Perpetua Resources from facilitating or taking part in any illegal activities or accepting forms of payment that have been identified as a means of laundering money.

SECTION 9: POLITICAL ACTIVITIES AND CONTRIBUTIONS

Employees who participate in political activities should make every effort to ensure that they do not leave the impression that they speak or act on behalf of Perpetua Resources. Employees may not use their position with Perpetua Resources to coerce or pressure other Employees to make political contributions to, or support or oppose, any political candidates or elections.

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No Employee is permitted to use the Corporation’s funds, facilities or other assets to support, either directly or indirectly, any political candidates or political parties without prior authorization from Perpetua Resources Chief Executive Officer or Compliance Officer. All political contributions must comply with applicable laws and this Code.

Please refer to the Corporation’s Political Contributions Policy for more information.

SECTION 10: BOOKS & RECORDS

Every Employee is accountable to ensure, in accordance with their role, that Perpetua Resources books and records completely and accurately represent the true nature of the transactions that triggered those records.

Employees are forbidden to use, authorize or condone the use of “off-the-books” bookkeeping, secret accounts, unrecorded bank accounts, “slush” funds, falsified books or any other devices that could be used to distort records or reports of the Corporation’s true operating or financial results or could otherwise result in the improper recording of funds or transactions.

Employees and Third Parties acting on Perpetua Resources behalf or in its interest, must keep accurate records of all gifts, entertainment, hospitality, donations, payments to governments or government-like entities, political contributions, etc. and information on such matters must be recoded in the Corporation’s books and, where required by regulation or legislation, reported.

SECTION 11: USE OF THE CORPORATION’S ASSETS

We have acquired our assets through hard work and significant investment by our shareholders to allow us to safely and effectively conduct our business.

“CorporateAssets” include:

•	Real and tangible items, such as money or financial instruments, land, buildings, furniture, fixtures, equipment, equipment supplies, computers and vehicles; and

•	Intangible items, such as data, computer systems, electronic messages, information, reports, patents, trademarks, copyrights, logos, names and our corporate reputation.

All Employees have a duty to use corporate resources and assets wisely and efficiently and protect them from loss, damage, theft, misuse and waste. Corporate Assets must be used for legitimate business purposes only.

SECTION 12: CORPORATE INFORMATION AND INSIDER TRADING

Confidentiality

Corporate information is a valuable asset. Employees must not disclose confidential information of the Corporation except when disclosure is required for a legitimate business purpose and the person receiving the information has agreed to maintain its confidentiality, or it is provided as required by law. Confidential information includes, but is not limited to, any non-public information about the Corporation, including its business, mineral properties, technical data, financial performance, operating results or prospects. More information can be found in the Corporation’s Disclosure and Confidentiality Policy.

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Insider Trading

Insider trading occurs when a person trades in shares of Perpetua Resources using non-public material information (“inside information”), which could reasonably be expected to affect a person’s decision about whether to buy or sell shares of the Corporation. It also occurs when such information is shared with others for their use to buy or sell Perpetua Resources shares (“tipping”). More information can be found in the Corporation’s Insider Trading and Reporting Policy.

Insider trading is a serious violation of the law and can result in severe penalties and criminal charges, including imprisonment.

Employees will be advised of scheduled and special periods when selling or buying shares of Perpetua Resources is prohibited (“a trading blackout period”).

Public Company Reporting

As a public company, it is of critical importance that all of Perpetua Resources regulatory filings, as well as other disclosure of information to shareholders, governmental authorities, and all of our other stakeholders, be complete, fair, accurate, timely and understandable. Certain Employees may be called upon to provide necessary information to ensure that our public reports are complete, accurate, timely and understandable, an accountability which must be taken seriously.

Communication with the Public

Only authorized spokespersons are permitted to initiate contact with government officials, analysts, the media and investors on behalf of the Corporation.

Perpetua Resources Chief Executive Officer or the Disclosure Officer may, from time to time, authorize other Employees to speak on behalf of the Corporation.

Employees who are not an authorized spokesperson and are approached by a government official, the media, an analyst, investor or any other member of the public, to comment on the affairs of the Corporation, must refer them to the Chief Executive Officer, the Disclosure Officer, the Compliance Officer or, in the case of investors, the Corporation’s Manager of Investor Relations, and immediately notify them that the approach was made. Any inadvertent disclosure to members of the investment community must be reported to a manager or supervisor immediately.

Authorized spokespersons should be truthful in their communications with media and the investment community and must comply with all applicable laws relating to selective disclosures.

Employees should refer to the Corporation’s Insider Trading and Reporting Policy and the Disclosure and Confidentiality Policy for more information on disclosure of corporate information and insider trading.

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SECTION 13: THIRD PARTY COMPLIANCE

Third Parties, as well as their sub-contractors, are an important part of our business and critical to the success of Perpetua Resources.

The Corporation can be held legally liable for actions conducted by Third Parties, while working for and on behalf of Perpetua Resources. Therefore, the Corporation places the same compliance expectations on Third Parties working on behalf of Perpetua Resources as we do on our own Employees.

When dealing with Third Parties, Employees should:

•	Conduct the appropriate due diligence prior to entering into a contract with a Third Party;

•	Ensure that the Third Party is aware that it needs to comply with our Code, and other applicable internal documents and laws, and that this is clearly stated in the respective contract or purchase order, including a provision for a remedy up to and including termination for failure to comply;

•	Enforce the remedy, including termination, as required; and

•	Provide the necessary oversight on the activities carried out by the Third Party.

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PART 4: ADMINISTRATIVE MATTERS

Violations of the Code

Violations of this Code are treated as serious matters. Non-compliance with the Code, the law and other dishonest and unethical behaviour may result in disciplinary action, including termination of employment and, depending on the nature and the seriousness of the violation, civil or criminal action.

Corrective Actions

In the case of a proven violation, management has the right to undertake the necessary corrective action, following completion of a process conducted in accordance with the local legislation.

Review and Amendment of the Code

The Corporation’s Corporate Governance and Nominating Committee will review the Code annually and update it, when necessary, subject to approval by the Perpetua Resources Board of Directors.

Perpetua Resources will take adequate measures to inform Employees and Third Parties of any material changes to this Code, including disclosure with the SEC to the extent required by law.

Waiver of the Code

As a general rule, no waiver of compliance with the Code is permitted. However, exceptional circumstances may be considered and waiver of the Code for the benefit of an Employee may be granted by the Perpetua Resources Board of Directors, which shall be promptly disclosed, as required by law or stock exchange regulations applicable to the Corporation. The Corporation’s failure to take action within a reasonable period of time regarding a material departure from the Code pertaining to an executive officer will be considered an implicit waiver that also requires disclosure.

Compliance Audits

Perpetua Resources will take reasonable steps to enforce and monitor compliance with this Code and its related policies, and standards, which may include the execution of internal routine and ad-hoc compliance audits on a periodic basis.

Records

All records produced in connection with the Code, including acknowledgements, violation reports and investigations, and records related to disciplinary action, must be retained by the Corporation for not less than seven years following the termination of the individual’s employment by Perpetua Resources.

Questions About the Code

If you have any questions about the Code, or any Perpetua Resources-related policies and standards, we encourage you to seek guidance from your manager or supervisor or the Compliance Officer at ethics@Perpetua.us